Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI ENDS CHALLENGING YEAR WITH STRONG FINISH

Kinshasa, Democratic Republic of Congo, Monday 23 January 2017 – The Kibali gold mine in the Democratic Republic of Congo has continued its performance improvement in the second half of the year after a tough first half.

Speaking at a briefing for local media here, Mark Bristow, chief executive of operator and part-owner Randgold Resources, said metallurgical process enhancements had improved the recovery rate, the new Kombokolo and Rhino satellite pits had added flexibility and throughput for the year was above nameplate. Grade would remain a challenge until the underground mine was fully commissioned later in 2017, as previously guided.

“At the same time the team has kept all Kibali’s capital projects on track. The Ambarau hydropower station is being commissioned and will start generating power within a matter of weeks while work has begun on Azambi, the mine’s third power plant, which is being built entirely by Congolese contractors. Construction of the underground mine is also on schedule and the commissioning of its shaft system in the third quarter of this year will complete the development of the Kibali complex,” Bristow said. He noted that Kibali was funding its own capital expenditure and had started paying back shareholder loans.

“Kibali still has to contend with some critical issues, however, notably the delayed payment of the TVA refunds owed to it. While government has agreed to the refunds, and has made some payments, the recent political difficulties in the country have distracted the administration from the settlement of these issues and the amount outstanding had increased at the end of 2016. The situation is exacerbated by the foreign exchange risk posed by the continuing depreciation of the Congolese franc, and we trust it will be resolved now that the political transition has been settled. Notwithstanding the challenges we have faced, the mine and the provincial government have made good progress in developing a ‘grand plan’ for economic development of the region.”

On the community front, Kibali’s palm oil project initiative has been revised and is ready to proceed on a phased basis. It is envisaged that the project, for which Kibali will supply seed capital, support and sponsorship, will eventually employ as many as 15 000 people. Another substantial agribusiness venture, the maize project, is also progressing and its pilot farm has demonstrated that it is possible to harvest twice in a single year.

In 2016 Kibali invested more than $2 million in local development projects, with a strong focus on education. A school ownership campaign, designed to engage parents in the education of their children, was successfully initiated at schools in the Kokiza, Durba and Watsa villages. Likewise, a number of proud Kokiza homeowners were recognised in the annual pride of ownership competition.

Randgold also progressed its interests outside the Kibali joint venture with the completion of a regional geophysical survey of the Ngayu belt and the start of follow-up fieldwork at the Moku project adjacent to Kibali. With the regional mapping and stream sediment survey now complete, a number of targets with strong mineralisation in bedrock have been identified and the focus is now on evaluating and prioritising the various targets ahead of any drilling campaign.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386 Graham Shuttleworth	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040 Cyrille Mutombo	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Randgold financial director +44 779 771 1338	Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.